COLE CREDIT PROPERTY TRUST IV, INC.
 SUPPLEMENT NO. 1 DATED MARCH 8, 2012
 TO THE PROSPECTUS DATED FEBRUARY 15, 2012

This document supplements, and should be read in conjunction with, the prospectus of Cole Credit Property Trust IV, Inc. dated February 15, 2012. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the prospectus.

The purpose of this supplement is to describe updates to the “Management” section of our prospectus.

Management

The “Management— Executive Officers and Directors” section beginning on page 60 of the prospectus and all similar discussions appearing throughout the prospectus are supplemented with the following information:

On March 1, 2012, Lawrence S. Jones and Marc T. Nemer were each elected to our board of directors by our sole stockholder, Cole Holdings Corporation, with Mr. Jones elected to serve as an independent director. In addition, Mr. Jones was selected to serve as chairman of our audit committee.

Below is certain information about Mr. Jones background.

Lawrence S. Jones, age 65, has served as an independent director and as the chairman of our audit committee since March 2012.  Mr. Jones served as the managing director of Encore Enterprises, Inc. Equity Funds, a real estate development company, from August 2008 to April 2010. Previously, he served as a senior audit partner with PricewaterhouseCoopers LLP from September 1999 to July 2007, where he was the financial services industry leader for the Dallas and Houston markets from September 1999 to July 2006, and the firm’s representative to the Board of Governors of the National Association of Real Estate Investment Trusts (NAREIT) from 1999 to 2007. Prior to joining PricewaterhouseCoopers LLP, Mr. Jones served from March 1998 to June 1999 as executive vice president and treasurer of Wyndham International, Inc., an upscale and luxury hotel operating company. Mr. Jones began his career in 1972 at Coopers & Lybrand, a predecessor of PricewaterhouseCoopers LLP, and served as the partner in charge of Coopers & Lybrand’s national real estate investment trust (REIT) practice from 1992 until March 1998. From July 1982 to June 1984, Mr. Jones served as a professional accounting fellow with the Office of the Chief Accountant of the Securities and Exchange Commission in Washington, D.C.  Mr. Jones has previously served as a director of the Dallas Arts District Alliance and is currently a member of the  Dallas Park and Recreation Board, the  National Association of Corporate Directors, NAREIT, the Urban Land Institute (ULI) and the American Institute of Certified Public Accountants.  Mr. Jones is a past-president of the Haas School of Business Alumni Association (University of California at Berkeley). He served as an independent director of Moody National REIT I, Inc. from March 2010 to February 2012.  Mr. Jones received a B.A. degree in Economics and Corporate Finance from the University of California at Berkeley and a Master’s Degree in Corporate Finance from the UCLA Anderson School of Management.  Mr. Jones was selected to serve as a director of our company because of his extensive experience as a certified public accountant and as a real estate industry executive, with strong leadership, management and technical skills, all of which are expected to bring valuable insight to our board of directors.

The background of Mr. Nemer is described in the “Management — The Advisor” section beginning on page 65 of the prospectus.  Mr. Nemer was selected to serve as a director of our company because of his extensive knowledge and relationships within the non-exchange traded REIT industry, his knowledge of the Cole Real Estate Investments organization in his capacity as its chief executive officer and president, and his legal, regulatory and compliance experience, all of which are expected to bring valuable insight to our board of directors.